UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s Shareholders’ Meeting approves special dividend payment of up to Ps.4,370 million

•         OMA confirms its commitment to shareholder value through this special dividend distribution of up to Ps.11.20 per share.

Mexico City, Mexico, December 22, 2021—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces today that its Extraordinary and Ordinary Shareholders’ Meeting approved, among other matters, the payment of a cash dividend of up to Ps.4,370 million, or Ps.11.20 per share, and delegated to the Board of Directors the power to determine the amount to be paid out, which will come from accumulated earnings, as well as the date or dates and forms of payment, attending to the Company’s cash flows, cash position, economic conditions, and other factors.

Considering the maximum amount to be declared and paid out, trailing twelve month dividends could represent an aggregate yield of up to 12.2%, using the December 21, 2021 closing market price per share of Ps.133.60.

“Our cash position and our strong cash generation, which is the result of a continued improvement in our passenger traffic levels, as well as the strong performance in our non-aeronautical activities; and the solid balance sheet, reinforce our positive perspectives for the Company going forward, and we believe we can add more value to our shareholders through this special dividend distribution”, added Ricardo Dueñas, OMA’s Chief Executive Officer.

OMA believes that the special dividend will allow the Company to 1) reduce its cost of capital, 2) provide a more adequate return on capital, as measured by net income divided by shareholders’ equity, 3) achieve a more efficient capital structure, and 4) continue to provide adequate returns to shareholders. Additionally, the special dividend is not related to the dividend that may be proposed at the next annual shareholders’ meeting to be held in April 2022.

The declaration of the aforementioned dividend will become effective as of the date the Board makes its determination. Upon determination, the declared dividend will come from the Net Tax Profit Account (“CUFIN”) generated after January 1, 2014.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated December 22, 2021